October 2010 Preliminary Terms No. 551 Registration Statement No. 333-156423 Dated October 6, 2010 Filed pursuant to Rule 433
INTEREST RATE STRUCTURED INVESTMENTS
Senior Fixed Rate Step-Up Callable Notes due 2020
Global Medium Term Notes, Series H

We, Morgan Stanley, have the right to redeem the notes, in whole or in part, on any semi-annual redemption date, beginning October 15, 2013.  Subject to our semi-annual redemption right, the amount of interest payable on the notes will be (i) Years 1 to 3: 7.50% and (ii) Years 4 to maturity: 8.50%, payable semi-annually.

The principal amount and any interest on the notes will be denominated and payable in Australian dollars (“AUD”).  Consequently, for U.S. dollar investors, and for other investors whose home / functional currency is not Australian dollars, both interest and principal payments on the notes will be subject to currency exchange risk if converted back into U.S. dollars, or such other home currency.

We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities – Description of Fixed Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.  All payments on the notes, including the repayment of principal, are subject to the credit risk of Morgan Stanley.

PRELIMINARY TERMS
Issuer:	Morgan Stanley	Issuer ratings:	S&P: A (negative outlook)*
Aggregate principal amount:	AUD . We may increase the aggregate principal amount prior to the original issue date but are not required to do so.
Stated principal amount:	AUD 150,000
Issue price:	AUD 150,000 (100%)
Pricing date:	October , 2010
Original issue date:	October 15, 2010 ( business days after the pricing date)
Interest accrual date:	October 15, 2010
Maturity date:	October 15, 2020
Interest rate:	7.50%, from and including the original issue date to but excluding October 15, 2013; 8.50%, from and including October 15, 2013 to but excluding the maturity date.
Interest payment period:	Semi-annual
Interest payment dates:
Each April 15 and October 15, beginning April 15, 2011; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Day-count convention:	30/360
Redemption:
Beginning October 15, 2013, we have the right to redeem these notes, in whole or in part, on any semi-annual redemption date and pay to you 100% of the stated principal amount per note plus accrued and unpaid interest to but excluding the date of such redemption. If we decide to redeem some or all of the notes, we will give you notice at least 5 calendar days before the redemption date specified in the notice.

Redemption percentage at redemption date:	100% per note redeemed, payable in AUD
Redemption dates:	Each April 15 and October 15, beginning October 15, 2013.
Specified currency:	AUD
Trustee:	The Bank of New York Mellon
Listing:	The notes will not be listed on any securities exchange.
Minimum denominations:	AUD 150,000 and integral multiples of AUD 150,000 in excess thereof
ISIN:	Common Code:
Book-entry or certificated note:	Book-entry
Business day:	New York
Agent:	Morgan Stanley & Co. International plc (“MSIP”)
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per Note:	100%	%	%
Total:	AUD	AUD	AUD
(1)	For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.

* The rating listed above has been assigned to the issuer and reflects the rating agency's view of the likelihood that we will honor our obligation to pay the principal amount at maturity and the interest, if any, payable under the terms of the notes and do not address the price at which the notes may be resold prior to maturity, which may be substantially less than the issue price of the notes. The rating assigned by the rating agency reflects only the view of the rating agency, is not a recommendation to buy, sell or hold the notes and is subject to revision or withdrawal at any time by the rating agency in its sole discretion. The rating should be evaluated independently of any other rating.

The notes may be distributed through Morgan Stanley & Co. Incorporated which is our wholly-owned subsidiary. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

Prospectus Supplement dated December 23, 2008             Prospectus dated December 23, 2008

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Senior Fixed Rate Step-Up Callable Notes due 2020

Risk Factors

The notes involve risks not associated with an investment in ordinary fixed rate notes.  This section describes the most significant risks relating to the notes. For a complete list of risk factors, please see the accompanying prospectus supplement and the accompanying prospectus.  You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.  Accordingly, prospective investors should consult their financial and legal advisers as to the risks entailed by an investment in the notes and the suitability of the notes in light of their particular circumstances.

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Early Redemption Risk. The issuer retains the option to redeem the notes, in whole or in part, on any semi-annual redemption date, beginning on October 15, 2013.  It is more likely that the issuer will redeem the notes in whole prior to their stated maturity date to the extent that the interest payable on the notes is greater than the interest that would be payable on other instruments of the issuer of a comparable maturity, terms and credit rating trading in the market, taking into account the Australian dollar/U.S. dollar currency exchange rate.  If the notes are redeemed, in whole or in part, prior to their stated maturity date, you will receive no further interest payments from the notes redeemed and you may have to re-invest the proceeds in a lower rate environment.

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The Notes Are Denominated, And All Payments Will Be Made, In Australian Dollars.  There Are Risks Inherent In Investments In Notes Denominated And Payable In Australian Dollars For Investors Whose Home / Functional Currency Is Not Australian Dollars.  You should consult your financial, legal and tax advisers as to any specific risks entailed by an investment in notes that are denominated and payable in a currency other than the currency of the country in which you are resident or in which you conduct your business.  We refer to such country as your “home country” and to the currency of your home country as your “home currency”.  For U.S. investors, the U.S. dollar would be the home currency.  The notes are not appropriate investments for investors who do not understand foreign currency exchange transactions.  See “Risk Factors” in the accompanying prospectus.

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Currency Exchange Risk.  Fluctuations in the exchange rates between the Australian dollar and the U.S. dollar, or any other home currency, will affect the value of your interest and principal payments as well as the value of the notes in the secondary market.  Exchange rate movements are volatile and are the result of numerous factors specific to the Australian dollar and the U.S. dollar (or other home currency), including the supply of, and the demand for, the Australian dollar and the U.S. dollar (or other home currency), as well as government policy, intervention or actions, and are also influenced significantly from time to time by political or economic developments, and by macroeconomic factors and speculative actions related to the Australian dollar and the U.S. dollar (or other home currency).  Changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Australia and the United States (or other home country).  Of particular importance to potential currency exchange risk are: (i) rates of inflation; (ii) interest rate levels; (iii) balance of payments; and (iv) the extent of governmental surpluses or deficits in Australia and the United States (or other home country).  All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of Australia and the United States (or other home country) and other countries important to international trade and finance.

Australia is a large exporter of natural resources and agricultural goods and, as a result, its balance of payments and currency may be adversely affected by changes in demand for commodities.  The Australian dollar/U.S. dollar exchange rate may be, and has recently been, volatile, and we can give you no assurance that the U.S. dollar (or your home currency) will not strengthen relative to the Australian dollar over the term of the notes.  We will not make any adjustment or change in the terms of the notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of other developments affecting your home currency or the Australian dollar.  You will bear those risks.

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If the Australian dollar is unavailable to us when payments are due, we would make required payments in U.S. dollars on the basis of the market exchange rate, which might be an extremely unfavorable rate at the time of any such unavailability.

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Investors Are Subject To Our Credit Risk, And Any Actual Or Anticipated Changes To Our Credit Ratings Or Credit Spreads May Adversely Affect The Market Value Of The Notes.  Investors are dependent on our ability to pay all amounts due on the notes on interest payment dates, redemption dates and at maturity, and therefore, investors are subject to our credit risk.  The notes are not guaranteed by any other entity.  If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of our creditworthiness.  Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

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The Price At Which The Notes May Be Resold Prior To Maturity Will Depend On A Number Of Factors And May Be Substantially Less Than The Amount For Which They Were Originally Purchased.  Some of these factors include, but are not limited to: (i) changes in U.S. and Australian dollar interest rates, (ii) changes in the Australian dollar/U.S. dollar currency exchange rate, (iii) any actual or anticipated changes in our credit ratings or credit spreads, and (iv) time remaining to maturity.

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The Inclusion Of Commissions And Projected Profit From Hedging In The Original Issue Price Is Likely To Adversely Affect Secondary Market Prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co., MSIP or one of our other affiliates is willing to purchase the notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the notes and the costs of hedging our obligations under the notes that will be included in the original issue price.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions.  In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., MSIP and our other affiliates, as a result of dealer discounts, mark-ups or other transaction costs.

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The Notes Will Not Be Listed On Any Securities Exchange And Secondary Trading May Be Limited.  The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  MS & Co., MSIP or one of our other affiliates may, but are not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily, and any redemption by the issuer in part but not in whole may further reduce any liquidity in the notes that may exist at that time.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co., MSIP or such other affiliate is willing to transact.  If at any time MS & Co., MSIP and our other affiliates were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

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The Issuer, Its Subsidiaries Or Affiliates May Publish Research That Could Affect The Market Value Of The Notes.  The issuer or one or more of its affiliates may, at present or in the future, publish research reports with respect to movements in exchange rates and interest rates generally. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes.

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Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

We expect to deliver the notes against payment therefor in New York, New York on October 15, 2010, which will be the                 scheduled business day following the date of the pricing of the notes.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The agent may distribute the notes through Morgan Stanley Smith Barney LLC (“MSSB”), as selected dealer, or other dealers, which may include Morgan Stanley & Co. Incorporated (“MS & Co.”) and Bank Morgan Stanley AG.  MSSB, MS & Co., MSIP and Bank Morgan Stanley AG are affiliates of Morgan Stanley.

MSIP is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through MS & Co.  MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of NASD Rule 2720 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

Tax Considerations

Because the notes are denominated in a currency (the “denomination currency”) other than the U.S. dollar, the notes will be subject to special rules under Section 988 of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury regulations thereunder.

In general, a U.S. holder will be required to include the U.S. dollar value of the interest accrued or paid on the notes as determined under the applicable Treasury regulations, regardless of whether the interest payments are converted into U.S. dollars.  Further, the rules under Section 988 of the Code could require some or all of the gain or loss recognized upon sale, exchange or retirement of the notes to be recharacterized as ordinary income or loss, to the extent that such gain or loss is due to the fluctuation of exchange rates.

A U.S. holder will generally recognize ordinary income or loss upon the sale or other disposition of any denomination currency received on the notes based on the difference between the U.S. dollar value of the denomination currency on the date of sale or other disposition of the denomination currency and the U.S. dollar value of the denomination currency on the date it is received.  In addition, a U.S. holder who purchases the notes with previously owned denomination currency will recognize ordinary income or loss equal to the difference, if any, between the U.S. dollar fair market value of the notes on the date the notes are purchased and such U.S. holder’s tax basis in the denomination currency.

The rules under Section 988 of the Code are complex, and their application to a U.S. holder may depend on the holder’s particular U.S. federal income tax situation (including whether certain elections are made by the holder).  The preceding paragraph contains only a brief summary of the rules described in the section of the accompanying prospectus supplement called “United States Federal Taxation – Tax Consequences to U.S. Holders of Notes and Units in Registered Form– Notes – Foreign Currency Notes.”  Both U.S. and non-U.S. holders should read the section of the accompanying prospectus supplement entitled “United States Federal Taxation.”

You should consult your tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

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Senior Fixed Rate Step-Up Callable Notes due 2020

Settlement and Payments on the Notes

The notes will be issued in fully registered global form and deposited with, or on behalf of, Clearstream Banking, société anonyme, Luxembourg (“Clearstream”) or Euroclear Bank S.A./N.V., (“Euroclear”) and will be registered in the name of a common depository for Clearstream or Euroclear. The common depository will be the only registered holder of the notes. Your beneficial interest in the notes will be evidenced solely by entries on the books of the securities intermediary acting on your behalf as a direct or indirect participant in Clearstream or Euroclear, as applicable. See “—Description of Notes—Form of Notes” in the accompanying prospectus supplement.

Additional Selling Restrictions

United Kingdom

With respect to notes to be offered or sold in the United Kingdom, the Agent and each dealer has represented and agreed (1) that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by the Agent or such dealer in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us, and (2) that it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by the Agent or such dealer in relation to the notes in, from or otherwise involving the United Kingdom.

Japan

The Agent and each dealer has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to or for the account or benefit of any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), except pursuant to an exemption from the registration requirements and otherwise in compliance with the Financial Instruments and Exchange Law of Japan (Law No.25 of 1948, as amended) and any other applicable laws, regulations and ministerial guidelines of Japan.

Hong Kong

This offering document has not been registered with the Registrar of Companies in Hong Kong and its contents have not been reviewed by any regulatory authority in Hong Kong. Accordingly, (i) the notes may not be offered, sold, transferred or delivered in Hong Kong by means of any document other than to persons who are “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and the Securities and Futures (Professional Investor) Rules made thereunder or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of the Companies Ordinance; and (ii) no person may issue any invitation, advertisement or other document relating to the notes whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the applicable securities law of Hong Kong) other than with respect to the notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance and the Securities and Futures (Professional Investor) Rules made thereunder.

Singapore

This offering document is being disseminated in Singapore by Morgan Stanley Asia (Singapore) Pte. This offering document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this offering document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may this security be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Any offering of the notes in Singapore would be through Morgan Stanley Asia (Singapore) Pte, an entity regulated by the Monetary Authority of Singapore.

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Furthermore, the Agent and each dealer has agreed that it will not purchase, deliver, offer or sell the notes or possess or distribute offering material in relation to the notes in any jurisdiction if such purchase, delivery, offer or sale or the possession or distribution of such offering material would not be in compliance with any applicable law or regulation or if any consent, approval or permission is needed for such purchase, delivery, offer or sale or the possession or distribution by the Agent or such dealer or for or on behalf of us unless such consent, approval or permission has been previously obtained.

The Agent and each dealer agrees that it will comply with all relevant laws, regulations and directives in each jurisdiction in which it purchases, offers, sells or delivers the notes or has in its possession or distributes this offering document or any offering material connected with the notes, including but not limited to the following selling restrictions.

No action has been or will be taken in any jurisdiction by the Issuer, the Agent or any dealer that would permit a public offering of the notes, or possession or distribution of any offering material in relation thereto, in any country or jurisdiction where action for the purpose is required.  Persons into whose hands this term sheet and any offering material comes are required by the Issuer, the Agent or any dealer to comply with all applicable laws and regulations in each country in which they purchase, offer, sell or deliver notes or have in their possession or distribute such offering material, in all cases at their own expense.

No public offering of the notes, or possession or distribution of any offering material in relation thereto, is permitted in any jurisdiction where action for that purpose is required unless the relevant action has been taken.

Contact Information

Clients may contact our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (212)-761-4000).

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